Exhibit 99(b)

                           CNF TRANSPORTATION INC.
       COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                       AND PREFERRED STOCK DIVIDENDS
                           (Dollars in thousands)

                                             Nine Months Ended
                                                September 30,
                                            1997             1996
Fixed Charges:
  Interest Expense                      $ 29,882        $  29,498
  Capitalized Interest                     1,786            1,627
  Preferred Dividends (1)                 10,374            9,481
Total Interest                            42,042           40,606

Interest Component of
  Rental Expense                          40,562           34,121

Fixed Charges                             82,604           74,727
Less:
  Capitalized Interest                     1,786            1,627
  Preferred Dividends                      8,466            9,481
    Net Fixed Charges                   $ 72,352        $  63,619

Earnings:
  Income from Continuing Operations
    before Income Taxes                 $167,942        $ 109,071
  Add: Net Fixed Charges                  72,352           63,619
  Total Earnings Before Fixed Charges   $240,294        $ 172,690

Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock Dividends:
  Total Earnings                        $240,294        $ 172,690
  Combined Fixed Charges and
    Preferred Stock Dividends (2)         82,604           74,727
  Ratio                                      2.9 x            2.3 x

(1) For the nine months ended September 30, 1997, dividends of $1,908,000 on the preferred securities of a subsidiary trust issued in June 1997 are included as an expense in the Statements of Consolidated Income; these dividends are shown as fixed charges in the Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends.

(2) Fixed charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B cumulative convertible preferred stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan (the TASP), dividends on the preferred securities of a subsidiary trust, and the applicable portion of the consolidated rent expense which approximates the interest of lease payments.